SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 -F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Dr. Ashley Bush signs 10-year consultancy agreement with Prana

Dr. Ashley Bush signs 10-year consultancy agreement with Prana

February 25 2004 — Melbourne, Australia: Prana Biotechnology Limited (Nasdaq: PRAN, ASX: PBT) announced today that it has entered into a ten-year consultancy extension agreement with Harvard Medical scientist, Professor Ashley I. Bush MD, PhD.

Prana Biotechnology was established to develop and commercialize Prof. Bush’s findings that the toxicity associated with Alzheimer’s disease is due to aberrant behavior by metals in the brain, namely zinc and copper, binding to proteins.

Geoffrey Kempler, Executive Chairman of Prana explained: “Prof. Bush has been integral to the Prana story since we founded the company in 1997. His demonstration of a long-term commitment to Prana, in addition to the successful clinical trial of our first compound for the treatment of Alzheimer’s disease, reinforces our belief that our technology will become a mainstay for dealing with this malignant condition.” Prof. Bush commented, “I always believed that the toxicity in Alzheimer’s disease resulted from the inappropriate actions of specific metals in the brain. By dealing with these actions we can provide benefits for people with this insidious disease.

“Publication last December of Prana’s PBT-1 trial results provided the proof-of-concept of this theory. Prana’s MPACs* of which PBT-1 is the first example, are likely to provide the first treatment for the causes of Alzheimer’s rather that just its symptoms. I look forward to participating in Prana’s continued successes with this and other programs,” he said.

(*MPACs, or Metal-Protein Attenuating Compounds are compounds that bind metals to prevent their interactions with proteins.)

Following years of skepticism by the research community, Professor Bush’s contributions to the field were formally recognized last year, when he was honored with the Potamkin Award by the American Academy of Neurology for his research into Alzheimer’s disease.

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About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital at Harvard Medical School discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com

Company Information	Media Information
Geoffrey Kempler Prana Biotechnology Limited +61 3 9690 7892	Ivette Almeida The Anne McBride Company. Inc. (212) 983-1702, ext 209

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date: February 25, 2004